UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Mineral & Element Advisory Agreement

On February 12, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Mineral & Element Advisory Agreement, dated as of February 12, 2026 (each, an “Advisory Agreement”), with each of three advisors (each an “Advisor”, collectively, the “Advisors”) for an initial term of twelve (12) months, with renewal by mutual written consent for successive six-month periods. Pursuant to each Advisory Agreement, each Advisor will (a) provide strategic, operational, and technical advisory services relating to the evaluation, structuring, and execution of a mineral asset acquisition or other transaction (the “MAT”), including with respect to diligence, negotiation, logistics, risk management, and integration of acquired mineral assets; and (b) identify and introduce to the Company prospective counterparties that, in the reasonable judgment of an Advisor, possess the capabilities to facilitate or accelerate the MAT (for example, mineral rights holders, mining companies, brokers, logistics providers, technical consultants, asset custodians, or other relevant service providers).

In exchange for the MAT related services, the Company agreed to issue to each Advisor: (i) a fee (the “Advisory Fee”) equal to 95,000 Class A Ordinary Shares of the Company with nominal value $0.0035 per share (the “Class A Ordinary Shares”) in connection with the signing of a definitive agreement (a “Definitive MAT Agreement”) with a party (“Qualified Counterparty”) introduced to the Company within twelve (12) months after the initial introduction by the Advisor pursuant to which the Company will receive or deploy cash, mineral assets, credit facilities, or other resources for the primary purpose of executing a MAT (the “Advisory Fee Shares”); and (ii) an additional 45,000 Class A Ordinary Shares Class A on the day(s) on which the Company achieves each of the following milestones: (i) a share price of $5.83 for at least five (5) consecutive trading days; (ii) a share price of $9.72 for at least five (5) consecutive trading days; and (iii) a share price of $15.50 for at least five (5) consecutive trading days. The total amount of Class A Ordinary Shares to be issued if all milestones are met equals 135,000 Class A Ordinary Shares (the “Milestone Fee Shares”, together with the Advisory Fee Shares, the “Compensation Shares”). If the Company enters into multiple Definitive Agreements with more than one Qualified Counterparty in connection with a single mineral asset transaction or MAT or series of related transactions that is publicly announced as a single transaction, the respective Advisor shall be entitled to only one Advisory Fee with respect to such transaction, regardless of the number of Qualified Counterparties involved.

If the issuance of Advisory Fee Shares pursuant to the Advisory Agreement would result in an Advisor beneficially owning in excess of 4.99% (or upon election of the Advisor prior to the issuance of any Advisory Fee Shares, 9.99%) (the “Advisor Beneficial Ownership Limitation”) of the Company’s then-outstanding Class A Ordinary Shares, the Company shall issue to the Advisor, in lieu of such excess shares, pre-funded warrants to purchase Class A Ordinary Shares (the “Advisor Pre-Funded Warrants”). The Advisor Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to the Advisor Beneficial Ownership Limitation.

In addition, the Company will be required to file one or more registration statements with the U.S. Securities and Exchange Commission (the “SEC”) to register the resale of the Compensation Shares (and Class A Ordinary Shares issuable upon exercise of Advisor Pre-Funded Warrants issued in lieu of Advisory Fee Shares) no later than 45 days following the date of the closing of a MAT with respect to the respective Advisory Fee Shares (or Advisory Pre-Funded Warrants issued in lieu of Advisory Fee Shares) or the date of issuance of the Milestone Fee Shares with respect to such Milestone Fee Shares, and to use commercially reasonable efforts to have such registration statements declared effective by the SEC as promptly as practicable, and in any event within five trading days after receiving notification that the SEC will not review or has no comments to such registration statements, and otherwise no later than 90 days following the date of filing of such registration statements. The Company will also be required to maintain the effectiveness of such registration statements while the Compensation Shares remain outstanding or issuable and are not freely tradable without restriction under Rule 144 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

An Advisory Agreement may be terminated immediately upon material breach by the other party that remains uncured for ten days after written notice, or upon 30 days’ prior written notice. Upon any termination of an Advisory Agreement that is not the result of an uncured material breach by an Advisor, the Advisor shall remain entitled to receive: (i) an Advisory Fee with respect to any Definitive Agreement entered into prior to the effective date of termination or within 18 months thereafter, and (ii) the Milestone Fee for any requisite milestone achieved during such 18-month period.

Each Advisory Agreement contains additional customary representations, warranties, covenants, and indemnification obligations of the contracting parties. These representations, warranties and covenants were made only for purposes of the Advisory Agreement and as of specific dates, were solely for the benefit of the contracting parties and may be subject to limitations agreed upon by the contracting parties.

The offer and sale of securities described above is being conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

The forms of the Advisor Pre-Funded Warrants and the Advisory Agreement are furnished as Exhibit 4.1 and Exhibit 10.1 to this Report on Form 6-K, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

Securities Purchase Agreement

On February 14, 2026, the Company entered into a Securities Purchase Agreement, dated as of February 14, 2026 (the “February 2026 Securities Purchase Agreement”), with certain investors (the “February 2026 Investors”), pursuant to which the Company agreed to issue and sell the following securities to the February 2026 Investors: (i) an aggregate of 577,124 Class A Ordinary Shares, (ii) pre-funded warrants to purchase an aggregate of 129,005 Class A Ordinary Shares at an exercise price of $0.0035 per share (the “Pre-Funded Warrants”), (iii) warrants to purchase an aggregate of 706,129 Class A Ordinary Shares at an exercise price equal to 150% of the Minimum Price (as defined by Nasdaq Listing Rule 5635(d)(1)(A)), or $5.148 per share (the “150% Price Warrants”), and (iv) warrants to purchase an aggregate of 706,129 Class A Ordinary Shares at an exercise price equal to 200% of the Minimum Price, or $6.864 per share (the “200% Price Warrants” and together with the Pre-Funded Warrants and the 150% Price Warrants, the “February 2026 Warrants”), for aggregate gross proceeds of $2,600,000 (the “February 2026 PIPE”).

The Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The 150% Price Warrants and the 200% Price Warrants will be exercisable immediately and have a term of exercise equal to three years from the date of the closing under the February 2026 Securities Purchase Agreement (the “Closing Date”), subject to the Beneficial Ownership Limitation. The Pre-Funded Warrants, the 150% Price Warrants and the 200% Price Warrants may not be exercised to the extent that such exercise would result in the number of Class A Ordinary Shares beneficially owned by the holder and its affiliates exceeding 4.99% (or, if elected by the holder at the Closing, 9.99%), of the total number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Limitation”).

The Company will use the net proceeds from the February 2026 PIPE for general corporate and working capital purposes and to pay any fees and expenses in connection with the transactions contemplated by the February 2026 Securities Purchase Agreement.

In addition, the Company will be required to file a registration statement with the SEC within 30 days of the Closing Date to register the resale of the Class A Ordinary Shares and Class A Ordinary Shares issuable upon exercise of the February 2026 Warrants. The Company must use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as practicable, and in any event within five trading days after receiving notification that the SEC will not review or has no comments to such registration statement, and otherwise no later than 90 days following the Closing Date, subject to extension to the extent that a full or partial federal government shutdown prevents such registration statement from being declared effective. The Company will also be required to maintain the effectiveness of such registration statement for so long as any Class A Ordinary Shares issued pursuant to the February 2026 Securities Purchase Agreement remain outstanding or issuable and are not freely tradable without restriction under Rule 144 promulgated under the Securities Act. The Company will be required to pay the February 2026 Investors 1.5% of the aggregate amount to be paid for the Class A Ordinary Shares and February 2026 Warrants for more than 30 consecutive days or more than an aggregate of 60 days during any 12-month period that the above registration requirements remain unmet, with 18% annual interest on overdue amounts. The Company will be responsible for all fees and expenses incurred in connection with such registration requirements.

The February 2026 Securities Purchase Agreement contains customary representations, warranties, closing conditions, covenants, and indemnification obligations of the contracting parties. These representations, warranties and covenants were made only for purposes of the February 2026 Securities Purchase Agreement and as of specific dates, were solely for the benefit of the contracting parties and may be subject to limitations agreed upon by the contracting parties.

Prior to the entry into the February 2026 Securities Purchase Agreement, there were no material relationships between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and the February 2026 Investors, except, (1) two of the February 2026 Investors were previously investors that were investor parties to the Securities Purchase Agreement, dated as of July 22, 2025, between the Company and such investors, which was previously disclosed in the Report on Form 6-K furnished by the Company with the SEC on July 23, 2025. and (2) three of the February 2026 Investors are also parties, as Advisors, under the Advisory Agreements.

The offer and sale of securities described above is being conducted as a private placement pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

The forms of the Pre-Funded Warrants, the 150% Price Warrants, the 200% Price Warrants, and the February 2026 Securities Purchase Agreement are furnished as Exhibit 4.2, Exhibit 4.3, Exhibit 4.4, and Exhibit 10.2 to this Report on Form 6-K, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, and 333-293286) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other party signatory thereto
4.2	Form of Pre-Funded Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto
4.3	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto
4.4	Form of Ordinary Shares Purchase Warrant issuable pursuant to the Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto
10.1	Form of Mineral & Element Advisory Agreement, dated as of February 12, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto
10.2	Form of Securities Purchase Agreement, dated as of February 14, 2026, between Fusion Fuel Green PLC and the other parties signatory thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: February 18, 2026	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer